As Filed with the Securities and                       Registration No.  333-
Exchange Commission on  June 1, 2006.
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------
                                    FORM F-6
                             REGISTRATION STATEMENT

                                      under

                           THE SECURITIES ACT OF 1933
          For Depositary Shares Evidenced by Global Depositary Receipts

                             ----------------------

                    IRSA INVERSIONES Y REPRESENTACIONES S.A.
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)

                               Argentine Republic
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)
                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784

         (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                             ----------------------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784

               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

        It is proposed that this filing become effective under Rule 466

                          |X| immediately upon filing
                          | | on (Date) at (Time)

             If a separate statement has been filed to register the
                 deposited shares, check the following box. | |

                         CALCULATION OF REGISTRATION FEE

===================================================================================================================================
                                                                                                 Proposed maximum     Amount of
                 Title of each class of               Amount               Proposed maximum          aggregate        registration
              Securities to be registered         to be registered   Aggregate price per unit(1) offering price (1)      fee
-----------------------------------------------------------------------------------------------------------------------------------
Global Depositary Shares evidenced by Global         100,000,000                $.05                 $5,000,000         $535.00
Depositary Receipts, each Global Depositary            Global
Share evidencing ten common shares of IRSA           Depositary
Inversiones y Representaciones S.A.                   Shares

===================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of Global Depositary Receipts evidencing Global Depositary Shares.

As permitted by Rule 429 under the Securities Act of 1933, the Prospectus included in this Registration Statement also relates to the Depositary Shares registered under Registration Statement on Form F-6 (No. 33-86794) previously filed by the registrant.

--------------------------------------------------------------------------------

      The Prospectus consists of the proposed form of Global Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit (1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1.  Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

                                                    Location in Form of
                                                    Global Depositary Receipt
        Item Number and Caption                     Filed Herewith as Prospectus
        -----------------------                     ----------------------------

(1)  Name and address of Depositary                 Introductory Paragraph

(2)  Title of Global Depositary Receipts and        Face of  Global Depositary
     identity of deposited securities               Receipt, top center

     Terms of Deposit:

     (i)     The amount of deposited securities     Face of Global Depositary
             represented by one unit of Global      Receipt - upper right corner
             Depositary Shares

     (ii)    The procedure for voting, if any,      Paragraphs 15, 16 and 18
             the deposited securities

     (iii)   The collection and distribution of     Paragraphs 4, 12, 13, 14, 15
             dividends                              and 18

     (iv)    The transmission of notices, reports   Paragraphs 11, 15, 16, 17
             and proxy soliciting material          and 18

     (v)     The sale or exercise of rights         Paragraph 13, 14, 15 and 18

     (vi)    The deposit or sale of securities      Paragraphs 12, 13, 15, 17
             resulting from dividends, splits       and 18
             or plans of reorganization

     (vii)   Amendment, extension or termination    Paragraphs 20 and 21
             of the Deposit Agreement

     (viii)  Rights of holders of  receipts  to     Paragraph  11
             inspect  the transfer  books of the
             Depositary  and the list of holders
             of receipts

     (ix)    Restrictions upon the right to         Paragraphs 2, 3, 4, 5, 6, 8,
             deposit or withdraw the underlying     14 and 22
             securities

                                                    Location in Form of
                                                    Global Depositary Receipt
        Item Number and Caption                     Filed Herewith as Prospectus
        -----------------------                     ----------------------------

     (x)     Limitation upon the liability of       Paragraphs 14, 18, 19 and 21
             the Depositary

(3)   Fees and Charges                              Paragraph 7 and 8

Item 2.  Available Information

                                                    Location in Form of
                                                    Global Depositary Receipt
        Item Number and Caption                     Filed Herewith as Prospectus
        -----------------------                     ----------------------------

2(a)  Statement that IRSA Inversiones y             Paragraph 11
      Representaciones S.A. is subject to the periodic reporting requirements of the
      Securities Exchange Act of 1934 and,
      accordingly, files certain reports with
      the Commission -- and that such reports
      can be inspected by holders of Global
      Depositary Receipts and copied at public reference facilities maintained by the
      Commission in Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      * (1) Form of Deposit Agreement (including the form of Global Depositary Receipt), dated as of May 24, 1994, as amended and restated as of December 12, 1994, as further amended and restated as of November 15, 2000, among IRSA Inversiones y Representaciones S.A. (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and holder from time to time of Global Depositary Receipts ("ADRs") issued thereunder.

      * (2) Form of Letter from the Depositary to the Issuer, relating to the Pre-release of Global Depositary Receipts.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

      (5) Certification under Rule 466.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

--------
* Incorporated by reference to Form F-6 Registration Statement No. 33-86794 filed by the Registrant with the Commission

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of May 24, 1994, as amended and restated as of December 12, 1994, as further amended and restated as of November 15, 2000, among IRSA Inversiones y Representaciones S.A., The Bank of New York, as Depositary, and each Owner and holder of an Global Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on May 31, 2006.

                                    By: THE BANK OF NEW YORK,
                                          as Depositary

                                    By: /s/  Allen R. Murray
                                        ----------------------------------------
                                        Name:  Allen R. Murray
                                        Title: Managing Director

      Pursuant to the requirements of the Securities Act of 1933, IRSA Inversiones y Representaciones S.A. has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Argentina on May 30, 2006.

                                        IRSA Inversiones y Representaciones S.A.

                                    By: \s\ Eduardo S. Elsztain
                                        ----------------------------------------
                                        Name: Eduardo S. Elsztain
                                        Title: Chairman

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on May 30, 2006.

Name                                 Title
----                                 -----

\s\ Eduardo S. Elsztain              Chairman and Chief Executive Officer
---------------------------          (Principal Executive Officer)
Eduardo S. Elsztain

\s\ Gabriel Blasi                    Chief Financial Officer
---------------------------          (Principal Financial Officer)
Gabriel Blasi

\s\ David Perednik                   Chief Accounting Officer
---------------------------          (Principal Accounting Officer)
David Perednik

\s\ Saul Zang                        First Vice Chairman and Director
---------------------------
Saul Zang

\s\ Alejandro G. Elsztain            Second Vice Chairman and Director
---------------------------
Alejandro G. Elsztain

\s\ Oscar P. Bergotto                Director
---------------------------
Oscar P. Bergotto

\s\ Fernando A. Elsztain             Director
---------------------------
Fernando A. Elsztain

\s\ Marcos Fischman                  Director
---------------------------
Marcos Fischman

                                     Director
---------------------------
Carlos Ricard Esteves

                                     Director
---------------------------
Cedric Bridges

                                     Director
---------------------------
Barenburm Fernando

                                     Director
---------------------------
Gladstein Gary

                                     Director
---------------------------
Fernando Rubin


/s/  Donald J. Puglisi               Authorized Representative
---------------------------          in the United States
Donald J. Puglisi
Managing Director
Puglisi & Associates

                                INDEX TO EXHIBITS

Exhibit
Number
-------

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

(5)        Certification under Rule 466.